December 22, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. H. Roger Schwall

Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rocky Mountain Chocolate Factory, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed December 5, 2014 File No. 333-200063

Dear Mr. Schwall:

Rocky Mountain Chocolate Factory, Inc. (the “Company”) submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 17, 2014 relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For convenience, the Staff’s comment is set forth herein followed by the Company’s response. The Company has revised the Registration Statement in response to the Staff’s comment and is filing concurrently with this letter an Amendment No. 2 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

Description of Newco Capital Stock, page 17

Litigation Costs, page 19

1.	We note your response to prior comment 1. Please expand your disclosure regarding the fee-shifting provision to clarify the following:

●	the types of actions it covers,
●	the parties who may be responsible for paying fees, costs and expenses under the provision,
●	the meaning of the phrase “substantially achieves, in substance and amount,” and
●	the parties who may be allowed to recover their fees and expenses.

Please also revise your risk factor on page 9 to discuss whether you intend to apply the provision to claims under the federal securities laws, including to any claims related to the current offering. If so, please also disclose that courts have not determined whether such provisions conflict with the federal securities laws.

Response: The Company has revised its disclosure on pages 9 and 19 of the Amendment to address the issues set forth in the Staff’s comment.

* * * *

 In connection with responding to the Staff's comment, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (970) 259-0554. Thank you again for your time and consideration.

Respectfully submitted,

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

/s/ Bryan J. Merryman

Bryan J. Merryman

Chief Operating Officer/Chief Financial Officer